UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended June 30, 2024

VESTIBLE ASSETS, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	93-2084697
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5440 West 110th Street, Suite 300 Overland Park, Kansas 66211
(Mailing address of principal executive offices)

(913) 535-6004

Registrant’s telephone number, including area code

Vestible Assets, LLC, Series BDBR

(Title of each class of securities issued pursuant to Regulation A)

2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our strategies and business outlook; expectations regarding potential Brand Income to be earned by the individual athletes, and the potential Brand Amounts underlying Brand Agreements; anticipated development and administration of our company, the manager, each series of our company and the Vestible platform; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Semiannual Report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Vestible platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described in our Offering Circular filed with the Securities and Exchange Commission under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

3

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on May 22, 2024.

Overview

The Company is a newly organized Delaware series limited liability company formed to facilitate public investment in specified future professional sports earnings of individual athletes. Each individual Series of the Company (each, a “Series”) will be associated with a single athlete who will have entered into an agreement (each, a “Brand Agreement”) pursuant to which such athlete will pay that particular Series, for the duration of the Brand Agreement, a percentage of all of his or her prospective sports earnings paid by a professional sports team (excluding any earnings associated with endorsements and name, image and likeness, and similar income) in return for a lump-sum payment equal to 80% of the gross proceeds of the offering associated with such athlete. Unless we specifically state otherwise or the context otherwise requires, the interests of all Series may collectively be referred to as the “Interests” and each, individually, as an “Interest.”

The Company is a wholly owned subsidiary of Vestible, Inc., which also serves as the Manager of the Company.

Since its formation on July 20, 2022, our Company has been engaged primarily in preparing to enter into Brand Agreements with athletes for its planned Series offerings. As of June 30, 2024, we had entered into a Brand Agreement with Baron Browning with respect to Series BDBR.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

The Manager

The Manager is responsible for directing the management of our business and affairs. Neither the Manager nor its officers are required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

The Manager performs its duties and responsibilities pursuant to the Amended and Restated Limited Liability Company Agreement of the Company (the “Operating Agreement”), under which we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities. The Manager maintains a contractual, as opposed to a fiduciary relationship, with us and the investors.

The Operating Agreement further provides that the Manager will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company, any Series or any of the interest holders and will not be subject to any different standards imposed by the Operating Agreement, the Delaware Limited Liability Company Act or under any other law, rule or regulation or in equity. In addition, the Operating Agreement provides that the Manager will not have any duty (including any fiduciary duty) to the Company, any Series or any of the interest holders in a particular Series.

Results of Operations

The Company was formed on July 20, 2022 and as of June 30, 2024 has conducted limited operations. Since it’s organization, the Company has been engaged primarily in structuring and preparing to acquire future income streams of professional athletes pursuant to Brand Agreements as well as identifying and negotiating with potential athletes.

The purpose of the Company is to establish separate Series, each of which will hold, or be assigned the rights to, a specific Brand Agreement for an individual athlete, pursuant to which the Series will be entitled to receive a defined percentage of an individual athlete’s prospective professional sports earnings, if any, including salary and bonuses earned by that player from a professional team, but excluding any name, image, and likeness, endorsement and similar income other than professional sports earnings (such amounts to be received by a particular Series under an individual Brand Agreement is referred to as the “Brand Amount” while an athlete’s gross professional sports earnings is referred to as the “Brand Income”).

4

Revenues are generated at the Series level. As of June 30, 2024, no Series of the Company has generated any revenues. On September 4, 2024, we closed the Offering with respect to Series BDBR Interests. As such, Series BDBR began generating revenues during the third quarter of 2024, as Brand Amounts began to be paid to Series BDBR pursuant to the Brand Agreement with Baron Browning.

As of June 30, 2024, Series BDBR holds a single asset—the Brand Agreement with Baron Browning which was entered into by the Manager on May 10, 2023. Under the Brand Agreement, Series BDBR has the right to receive any Brand Amounts earned by Baron Browning.

All fees and expenses incurred in connection with (i) the formation of Series BDBR, (ii) acquiring the Brand Agreement with Baron Browning and (iii) offering the Series BDBR Interests were paid by the Manager. In accordance with the Operating Agreement and the allocation policy, such amounts will be repaid to the Manager by Series BDBR from the proceeds of the Offering with respect to Series BDBR.

Liquidity and Capital Resources

As of June 30, 2024, neither the Company nor any Series has had any cash or cash equivalents and, none have any financial obligations except the obligation of Series BDBR to repay the Manager the funds utilized to, amongst other things, acquire and securitize the Series BDBR asset. Such amounts owed to the Manager by Series BDBR became due and repayable upon the Closing of the Series BDBR Offering.

Plan of Operations

We closed the Offering with respect to Series BDBR during the third quarter of 2024, and plan to launch an as of yet undetermined number of additional Series and related Offerings thereafter. The proceeds from any Offering will be used to repay the Manager any expenses incurred pre-closing, to pay offering expenses for such Offering, to pay the management fee to the Manager and to create a cash reserve for future operating expenses, in each case, as allocable to a particular Series.

As Brand Amounts attributable to a particular Series begin to be received, we intend to distribute any Free Cash Flow (as defined below) on a monthly basis, or at such times as the Manager shall reasonably determine, to the interest holders of such Series. “Free Cash Flow” consists of any available cash for distribution generated from the net income received by a Series, as determined by the Manager to be in the nature of income as defined by U.S. generally accepted accounting principles, plus (i) any change in the net working capital (as shown on the balance sheet of such Series) (ii) any amortization to the relevant series asset (as shown on the income statement of such Series) and (iii) any depreciation to the relevant Series Asset (as shown on the income statement of such Series) and (iv) any other non-cash operating expenses less (a) any capital expenditure related to the series asset (as shown on the cash flow statement of such Series) (b) any other liabilities or obligations of the Series, in each case to the extent not already paid or provided for and (c) upon the termination and winding up of a Series or the Company, all costs and expenses incidental to such termination and winding as allocated to the relevant Series.

ITEM 2. OTHER INFORMATION

None.

5

ITEM 3. FINANCIAL STATEMENTS

VESTIBLE ASSETS, LLC

A DELAWARE SERIES LIMITED LIABILITY COMPANY

The accompanying semiannual consolidated and consolidating financial statements of the Company have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. The financial statements included in this filing as of June 30, 2024 and for the six-month period ended June 30, 2024 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six-month period ended June 30, 2024 are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

The Company was formed on July 20, 2022; however, the Company did not have any operations for the six-month period ended June 30, 2023. Therefore, there were no statements of operations, changes in members’ equity or cash flows presented for the six-month period ended June 30, 2023.

6

CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2024

VESTIBLE ASSETS, LLC

INDEX TO FINANCIAL STATEMENTS

Page
CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS AS OF JUNE 30, 2024 (UNAUDITED) AND DECEMBER 31, 2023 (AUDITED), AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024:

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS (UNAUDITED)	F-2
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS (UNAUDITED)	F-3
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT) (UNAUDITED)	F-4
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS (UNAUDITED)	F-5
NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS (UNAUDITED)	F-6

F-1

VESTIBLE ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

As of June 30, 2024 (Unaudited) and December 31, 2023 (Audited)

	June 30, 2024
	Series BDBR	Unallocated	Total Consolidated - Vestible Assets, LLC
ASSETS
Current assets:
Cash	$-	$-	$-
Deferred offering costs	-	117,772	117,772
Subscription receivable	406,000	-	406,000
Total assets	$406,000	$117,772	$523,772

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
Current liabilities:
Due to related party	$143,118	$119,372	$262,490
Total liabilities	143,118	119,372	262,490

Members’ equity/(deficit)
Members’ capital	406,000	-	406,000
Accumulated deficit	(143,118)	(1,600)	(144,718)
Total members’ equity/(deficit)	262,882	(1,600)	261,282
Total liabilities and members’ equity/(deficit)	$406,000	$117,772	$523,772

	December 31, 2023
	Series BDBR	Unallocated	Total Consolidated -Vestible Assets, LLC
ASSETS
Current assets:
Cash	$-	$-	$-
Deferred offering costs	-	117,772	117,772
Total assets	$-	$117,772	$117,772

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	$12,000	$9,719	$21,719
Due to related party	57,805	109,653	167,458
Total liabilities	69,805	119,372	189,177

Members’ equity/(deficit)
Members’ capital	-		-
Accumulated deficit	(69,805)	(1,600)	(71,405)
Total members’ equity/(deficit)	(69,805)	(1,600)	(71,405)
Total liabilities and members’ equity/(deficit)	$-	$117,772	$117,772

F-2

VESTIBLE ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS

For the six-month period ended June 30, 2024 (Unaudited)

	Series BDBR	Unallocated	Total Consolidated - Vestible Assets, LLC
Revenues	$-	$-	$-

Operating expenses:
General and administrative	701	-	701
Sales and marketing	72,612	-	72,612
Total operating expenses	73,313	-	73,313

Loss from operations	(73,313)	-	(73,313)

Net loss	$(73,313)	$-	$(73,313)

F-3

VESTIBLE ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT)

For the six-month period ended June 30, 2024 (Unaudited)

	Series BDBR			Unallocated			Consolidated
	Members’	Accumulated	Total Members’	Members’	Accumulated	Total Members’	Members’	Accumulated	Total Members’
	Capital	Deficit	Equity/(Deficit)	Capital	Deficit	Equity/(Deficit)	Capital	Deficit	Equity/(Deficit)

Balances at December 31, 2023	$-	$(69,805)	$(69,805)	$-	$(1,600)	$(1,600)	$-	$(71,405)	$(71,405)
Proceeds from offering	406,000	-	406,000	-	-	-	406,000	-	406,000
Net loss	-	(73,313)	(73,313)	-	-	-	-	(73,313)	(73,313)
Balances at June 30, 2024	$406,000	$(143,118)	$262,882	$-	$(1,600)	$(1,600)	$406,000	$(144,718)	$261,282

F-4

VESTIBLE ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS

For the six-month period ended June 30, 2024 (Unaudited)

	Series BDBR	Unallocated	Total Consolidated - Vestible Assets, LLC
Cash flows from operating activities:
Net loss	$(73,313)	$-	$(73,313)
Net cash used in operating activities	(73,313)	-	(73,313)
Cash flows from financing activities:
Advances from related party	73,313	-	73,313
Net cash provided by financing activities	73,313	-	73,313
Net change in cash	-	-	-
Cash at beginning of period	-	-	-
Cash at end of period	$-	$-	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Proceeds from offering included as subscription receivable	$406,000	$-	$406,000

F-5

VESTIBLE ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) for the for the six-month period ended June 30, 2024 (unaudited)

NOTE 1: NATURE OF OPERATIONS

Vestible Assets, LLC (the “Company”) is a Delaware series limited liability company formed on July 20, 2022 under the laws of Delaware. The Company was formed to facilitate public investment in specified future professional sports earnings of individual athletes. Each Series of the Company (each, a “Series” and collectively, the “Series”) will be associated with a single athlete who will have entered into an agreement (each, a “Brand Agreement”) pursuant to which such athlete will pay to a Series, for the duration of the Brand Agreement, a percentage of all of his or her prospective sports earnings paid by a professional sports team (excluding any earnings associated with endorsements and name, image and likeness, and similar income) in return for an initial payment equal to 80% of the gross proceeds of the offering associated with such athlete. An athlete’s gross professional sports earnings is referred to herein as the “Brand Income” and the portion of an athlete’s Brand Income that will be paid to a particular Series is referred to herein as the “Brand Amount.” Each Brand Agreement will be owned by or otherwise assigned to an individual Series of our company. The Company is managed by Vestible, Inc., a Delaware corporation and managing member of the Company (the “Manager”).

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

On July 18, 2023, Vestible Assets, LLC, Series BDBR, a Delaware limited liability company, was formed (“Series BDBR”).

As of June 30, 2024, the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

The Company did not have any operations for the six-month period ended June 30, 2023. Therefore, there were no statements of operations, changes in members’ equity or cash flows presented for the six-month period ended June 30, 2023.

F-6

VESTIBLE ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) for the for the six-month period ended June 30, 2024 (unaudited)

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of the Company and its Series required to be consolidated under generally accepted accounting principles. Separate financial statements are presented for the Series. All inter-company transactions and balances are eliminated in consolidation.

The preparation of the consolidated and consolidating financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees. The Company will reimburse the Manager for any offering costs incurred by the Manager from the proceeds from each Series offering.

As of June 30, 2024 and December 31, 2023, the Company had capitalized $117,772 in deferred offering costs, which were incurred by the Manager and payable to the manager, and held as unallocated on the consolidated and consolidating balance sheet as of June 30, 2024 and December 31, 2023. The deferred offering costs will be allocated to future series as such complete future offerings.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

F-7

VESTIBLE ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) for the for the six-month period ended June 30, 2024 (unaudited)

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated and consolidating balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers,” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods and services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

●	identification of a contract with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when or as the performance obligation is satisfied.

Revenues are expected to be derived from the brand agreements each Series will enter into. For the six-month period ended June 30, 2024, the Company and its Series have not recognized any revenue.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

F-8

VESTIBLE ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) for the for the six-month period ended June 30, 2024 (unaudited)

Acquisition and Offering Expenses

All acquisition expenses, offering expenses, management fees and brokerage fees in connection with any initial offering and the sourcing and acquisition of Series assets shall be borne by the relevant Series, except an unsuccessful offering in which case all abort costs shall be borne by the Manager.

Allocation Policy

The Manager will allocate revenues and costs among the various Series. The allocation policy requires that items not related to a specific Series will be allocated across all the Series at the Manager’s discretion. The Manager may amend the allocation policy in its sole discretion from time to time.

All brokerage fees, offering expenses, acquisition expenses and operating expenses shall be allocated by the Manager in accordance with the allocation policy.

The Manager, in its sole discretion may defer or waive any fee payable to it under the operating agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

Operating Expenses

Each Series shall be responsible for its operating expenses. The Manager will bear its own expenses of an ordinary nature. If there are not sufficient cash reserves of, or revenues generated by, a Series to meet its operating expenses, the Manager may: (a) issue additional interests in such Series; (b) pay such excess operating expenses and not seek reimbursement; and/or (c) enter into an agreement pursuant to which the Manager loans to the Company an amount equal to the remaining excess operating expenses (the “Operating Expenses Reimbursement Obligation”). The Manager, in its sole discretion, may impose a reasonable rate of interest (a rate no less than the applicable federal rate on any operating expenses reimbursement obligation). The Operating Expenses Reimbursement Obligation shall become repayable when cash becomes available.

Operating and Capital Reserve

Each Series will be responsible to have an operating and capital cash reserve which will be allocated to pay for on-going operating expenses, including fees and expenses in connection with marketing, the preparation and filing of periodic reports with the SEC, the audit of annual financial statements and legal counsel. The operating and capital reserve amount will be up to 5% of the gross offering proceeds per Series offering, as to be defined in each Series offering.

F-9

VESTIBLE ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) for the for the six-month period ended June 30, 2024 (unaudited)

Income Taxes

The Company is a limited liability company and each Series is essentially viewed as a disregarded entity for U.S. tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss of the Company and each Series flows through to, and is recognized by, their respective members. Therefore, no provision for income tax has been recorded in the consolidated and consolidating financial statements at the master LLC level. The income and expense from each Series is allocated to its members in proportion to their percentage interests in the Series. The Company intends for each Series to make an election to be taxed as a corporation.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated and consolidating financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Earnings/(Loss) per Membership Interest

Upon completion of an Offering, each Series comply with the accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings/(loss) per membership interest (“EPMI”) is computed by dividing net income/(loss) for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and each listed Series has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, lacks liquid assets, has no cash, has limited operations since inception, and is reliant upon its manager for continued funding of its operating needs. For the six-month period ended June 30, 2024, the Company had a consolidated loss of $73,313 and an accumulated deficit of $144,718. It has yet to establish a business capable of generating sustained profits to fund own operating and working capital requirements. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company and its Series’ ability to continue as a going concern in the next twelve months is dependent upon financing by the Manager and its ability to obtain capital financing from investors. No assurance can be given that the Company will be successful in these efforts. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

F-10

VESTIBLE ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) for the for the six-month period ended June 30, 2024 (unaudited)

NOTE 4: MEMBERS’ EQUITY/(DEFICIT)

During the six-month period ended June 30, 2024, Series BDBR had raised approximately $406,000 in proceeds from its offering. The amounts were held in escrow as of June 30, 2024 and funds received in September 2024. As such, the amount was included as a subscription receivable on the consolidated and consolidating balance sheet as of June 30, 2024. No member units were issued as of both June 30, 2024 and December 31, 2023.

The Company is managed by Vestible, Inc., a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and to each of the Company’s Series and subsidiaries, if any.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the series in which they are invested.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

The debts, obligations, and liabilities of the Company or each Series, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company or each Series, and no member of the Company or each Series is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

Each Series may retain certain of the Managing Member’s affiliates for necessary services relating to our investments or our operations, including any administrative services, construction, brokerage, leasing, development, financing, title, insurance, property oversight and other property management services. Any such arrangements will be at market terms and rates.

F-11

VESTIBLE ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) for the for the six-month period ended June 30, 2024 (unaudited)

Management Fee

The Manager shall be entitled to receive a management fee (“Management Fee”) within thirty days following any offering. The Management Fee is a fee payable to the Manager for identifying any Series assets and its efforts to evaluate any Series assets, which fee will equal an amount of up to 5% of the offering proceeds paid to the Series of any applicable initial offering or subsequent offering in which the Company raises capital for the purpose of a Series acquiring Series assets.

Brand Agreement

On May 10, 2023, the Manager entered into a Brand Agreement with Baron Browning pursuant to which Browning agreed to pay 1% of his future gross sports income as a professional football player in the NFL (excluding any earnings associated with endorsements and name, image and likeness). In consideration of the Brand Amount to be received by us under the Brand Agreement, Baron Browning will be entitled to 80% of the gross proceeds of the planned equity offering (the “Brand Agreement Fee”) and any additional offerings that may be undertaken with respect to Series BDBR.

Due to Related Party

As of June 30, 2024, the Manager incurred $143,118 and $119,372 in costs on behalf of Series BDBR and the Company, respectively. As of December 31, 2023, the Manager incurred $57,805 and $109,653 in costs on behalf of Series BDBR and the Company, respectively. The total costs incurred were $262,490, all of which were outstanding as of June 30, 2024 and included as due to related party on the consolidated and consolidating balance sheet. The advances are unsecured, non-interest bearing and due on demand.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this ASU on July 20, 2022 (inception) and did not have any effect on its consolidated and consolidating financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

On September 4, 2024, the Company closed a Regulation A offering of its Series BDBR membership interests for total proceeds of $656,730.

Management has evaluated all subsequent events through September 30, 2024, the date the consolidated and consolidating financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the consolidated and consolidating financial statements.

F-12

ITEM 4. EXHIBITS

2.1	Certificate of Formation of Vestible Assets, LLC (incorporated by reference to Exhibit 2.1 to the Form 1-A, filed on September 12, 2023)
2.2	Amended and Restated Limited Liability Company Agreement of Vestible Assets, LLC (Incorporated by reference to Exhibit 2.2 to the Form 1-A, Amendment No. 2 filed on November 20, 2023)
3.1	Series Designation of Vestible Assets, LLC, Series BDBR (Incorporated by reference to Exhibit 3.1 to the Form 1-A, Amendment No. 2 filed on November 20, 2023)
6.1	Form of Subscription Agreement of Vestible Assets, LLC, Series [*] (Incorporated by reference to Exhibit 6.1 to the Form 1-A, Amendment No. 1 filed on October 27, 2023)
6.2	Broker Dealer Agreement, dated September 27, 2023, between Vestible Assets, LLC and Templum Markets, LLC (incorporated by reference to Exhibit 6.2 to the Form 1-A, Amendment No. 1 filed on October 27, 2023)
6.3	Escrow Agreement of North Capital Private Securities Corp. (incorporated by reference to Exhibit 6.3 to the Form 1-A filed on September 12, 2023)
6.4	Form of Brand Agreement (incorporated by reference to Exhibit 6.4 to the Form 1-A filed on September 12, 2023)
6.5	Brand Agreement, dated May 10, 2023, between Vestible, Inc. and Baron Browning (Incorporated by reference to Exhibit 6.5 to the Form 1-A, Amendment No. 2 filed on November 20, 2023)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VESTIBLE ASSETS, LLC.

By:	Vestible, Inc., a Delaware corporation
Its:	Manager

By:	/s/ Parker Graham
Name:	Parker Graham
Title:	Chief Executive Officer and Director of Vestible, Inc.
Date:	September 30, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

VESTIBLE ASSETS, LLC.

By:	Vestible, Inc., a Delaware corporation
Its:	Manager

By:	/s/ Parker Graham
Name:	Parker Graham
Title:	Chief Executive Officer (Principal Executive Officer) and Director of Vestible, Inc.
Date:	September 30, 2024

/s/ Yves Batoba
Name:	Yves Batoba
Title:	Head of Partnerships, Director of Vestible, Inc.
Date:	September 30, 2024

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